Exhibit 99.(a)(41)

MEDIA RELEASE

GOLD FIELDS CEO: GOLD FIELDS
SHAREHOLDERS WILL DECIDE: THE REAL ISSUE
IS VALUE

Johannesburg, 12 November 2004. The Board of Directors of Gold Fields (the “Board”) today commented on the results of Harmony Gold Mining Company Ltd. (“Harmony”) General Meeting where its shareholders voted in favour of increasing Harmony’s authorised share capital.

The Board said that the outcome of the vote was not a surprise as Harmony’s financial position had left its shareholders with little choice other than to support the company’s hostile and coercive takeover bid to acquire the more valuable Gold Fields’ assets.

Ian Cockerill, Chief Executive of Gold Fields, commented,

“Today’s vote has strengthened our resolve to fight this value destructive move from Harmony. There is nothing in it for our shareholders.”

Cockerill continued, “Harmony is trying to solve its financial problems at the expense of our shareholders. They desperately need our cash to service their debt. Whichever way you look at the Harmony offer, Gold Fields shareholders stand to lose.”

In reaffirming the Gold Fields value proposition, the Board cited the following:

•	Gold Fields has delivered a 200% return to its shareholders over the last five years; Harmony’s equivalent return is only 112% (based on relative share performance inclusive of dividends reinvested);

•	Gold Fields has achieved headline earnings for the last 5 quarters; Harmony has reported headline losses for the last five quarters; and

•	Gold Fields has generated positive cash flow from operating activities (excluding dividends paid) of R 1.7 billion (F2004) and R 0.2 billion (Q1 F2005) and has over R3.4 billion [in cash or cash equivalents]; Harmony is burning cash, has debts of over R 3.3 billion with more than R 500 million of deferred payments due in January 2005.

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639

North America

Cheryl A Martin
Tel +303 796-8683
Fa +303 796-8293

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), K Ansah#, G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, †British, ‡American, #Ghanaian.
Corporate Secretary: C Farrel

The Board urges Gold Fields shareholders to protect their investment and not tender their shares into Harmony’s Early Bird Offer.

ends

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.